02056062

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002 PE 8-1-02

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes ________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: August 23, 2002

By: /S/ Mark F. Whitley
Mark F. Whitley – General Counsel & Secretary

*Print the name and title of the signing officer under his signature.

EMCO LIMITED

QUALITY ALWAYS
Emco's Commitment

EMCO LIMITED ANNOUNCES STRATEGIC ALTERNATIVES FINANCIAL AND LEGAL ADVISORS

LONDON, Ontario (August 23, 2002) - Emco Limited [Toronto: EML; Nasdaq: EMLTF] announced today that the Independent Committee of its Board of Directors has engaged TD Securities as its financial advisor and McCarthy Tétrault LLP as its legal advisor, to assist the Independent Committee in reviewing strategic alternatives to maximize shareholder value. The process will be completed on a timely basis.

Emco Limited is one of Canada's leading distributors and manufacturers of building products for the residential, commercial and industrial construction markets.

For further information please contact:

Gordon E. Currie
Vice President, Treasurer & CFO
(519) 645-3905

Daniel J. Boyd
Director, Investor Relations & Tax
(519) 645-3911

www.emcoltd.com

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Forward looking statements contained in this news release are made based on management's expectations and beliefs concerning future events and therefore involve risks and uncertainties. Actual results could differ materially from those expressed or implied.

EMCO LIMITED

QUALITY ALWAYS
Emco's Commitment

EMCO LIMITÉE ANNONCE L'ENGAGEMENT D'UN CONSEILLER FINANCIER ET D'UN CONSEILLER JURIDIQUE

LONDON, Ontario (le 23 août 2002) - Emco Limitée [Toronto: EML; Nasdaq: EMLTF] a annoncé aujourd'hui que le comité indépendant de son conseil d'administration avait engagé TD Securities à titre de conseiller financier et McCarthy Tétrault LLP à titre de conseiller juridique. Ceux-ci aideront le comité indépendant à examiner les solutions stratégiques susceptibles d'optimiser la valeur des actions. L'examen sera achevé en temps opportun.

Emco Limitée un chef de file canadien de la distribution et de la fabrication de matériaux de construction pour les marchés résidentiels, commerciaux et industriels du bâtiment.

Pour obtenir de plus amples renseignements, veuillez communiquer avec :

Gordon E. Currie
Vice-président, trésorier et chef
des services financiers
tél. : (519) 645-3905

Daniel J. Boyd
Directeur, relations avec
les investisseurs et taxes
tél. : (519) 645-3911

www.emcoltd.com

-30-

Les précisions contenues dans le présent communiqué de presse reposent sur les estimations et les convictions de la direction à propos de l'avenir et comportent de ce fait des risques et des incertitudes. Les résultats réels pourraient différer de ceux formulés dans le présent document.